UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            SCHEDULE 13G/A

              Under the Securities Exchange Act of 1934

                          (Amendment No. 14)

                      Phillips Petroleum Company
              -----------------------------------------
                           (Name of Issuer)

                    Common Stock, $1.25 par value
              -----------------------------------------
                    (Title of Class of Securities)

                              718507106
              -----------------------------------------
                            (CUSIP Number)

                             July 1, 1988
        ------------------------------------------------------
        (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x]Rule 13d-1(b)
     [ ]Rule 13d-1(c)
     [ ]Rule 13d-1(d)

CUSIP NO.    718507106
           -------------
-----------------------------------------------------------------------
 (1)  Names of Reporting Persons   |    Long-Term Stock Savings Plan of
                                   |    Phillips Petroleum Company
-----------------------------------------------------------------------
                                                       |(a)
 (2)  Check the Appropriate Box if a Member of a Group |---------------
                                                       |(b)           X
-----------------------------------------------------------------------
 (3)  SEC Use Only                                     |
-----------------------------------------------------------------------
 (4)  Citizenship or Place of Organization             |       Oklahoma
-----------------------------------------------------------------------
 Number of Shares        (5)  Sole Voting Power        |              0
 Beneficially Owned      ----------------------------------------------
 by Each Reporting       (6)  Shared Voting Power      |     23,174,127
 Person With             ----------------------------------------------
                         (7)  Sole Dispositive Power   |              0
                         ----------------------------------------------
                         (8)  Shared Dispositive Power |     23,174,127
-----------------------------------------------------------------------
 (9)  Aggregate Amount Beneficially Owned by Each      |
        Reporting Person                               |     23,174,127
-----------------------------------------------------------------------
(10)  Check if the Aggregate Amount in Row (9)         |
        Excludes Certain Shares                        |
-----------------------------------------------------------------------
(11)  Percent of Class Represented by Amount in Row 9  |           5.7%
-----------------------------------------------------------------------
(12)  Type of Reporting Person                         |             EP
-----------------------------------------------------------------------


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Item 1(a)  Name of Issuer:

           Phillips Petroleum Company


      (b)  Address of Issuer's Principal Executive Offices:

           Phillips Building, Bartlesville, Oklahoma  74004


Item 2(a)  Name of Person Filing:

           Long-Term Stock Savings Plan of Phillips Petroleum Company


      (b)  Address of Principal Business Office:

           Phillips Building, Bartlesville, OK  74004


      (c)  Citizenship:

           Oklahoma


      (d)  Title of Class of Securities:

           Common stock, $1.25 par value


      (e)  CUSIP Number:

           718507106


Item 3 If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a) [ ] Broker or dealer registered under section 15 of the Act;

           (b) [ ] Bank as defined in section 3(a)(6) of the Act;

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act;

           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940;


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           (e) [ ] An investment adviser in accordance with
                   section 240.13d-1(b)(l)(ii)(E);

           (f) [X] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

           (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

           (j) [ ] Group, in accordance with
                   section 240.13d-1(b)(1)(ii)(J).


Item 4     Ownership

           (a) Amount Beneficially Owned:
               At December 31, 2000                         23,174,127

           (b) Percent of Class:                                   5.7%

           (c) Number of shares as to which the person has:

                 (i)  Sole power to vote or to direct
                      the vote                                       0

                (ii)  Shared power to vote or
                      to direct the vote                    23,174,127

               (iii)  Sole power to dispose or
                      to direct the disposition of                   0

                (iv)  Shared power to dispose or
                      to direct the disposition of          23,174,127


Item 5     Ownership of Five Percent or Less of a Class

           Not applicable.


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Item 6     Ownership of More than Five Percent on Behalf of Another
           Person

           The Long-Term Stock Savings Plan (LTSSP) borrowed
           $250 million in 1988 and $400 million in 1990 to purchase Phillips Petroleum Company common stock (Phillips Stock). The LTSSP also holds shares purchased with contributions by participants. In addition, the LTSSP holds Phillips Stock formerly held by the Employee Stock Ownership Plan of Phillips Petroleum Company (ESOP) and the Payroll Stock Ownership Plan of Phillips Petroleum Company Subsidiary Companies (PAYSOP), which were merged into the LTSSP in 1988. The total LTSSP shares as of December 31, 2001, consisted of 8,379,924 unallocated shares and 14,794,203 shares allocated to participants. The unallocated shares will be allocated to participants based on a set formula, subject to allocations required as the LTSSP loans are repaid. Repayments on the first borrowing were completed in 1998. Dividends paid on shares of Phillips Stock purchased with all participant contributions and on shares of Phillips Stock acquired with company contributions after August 4, 1989, become assets of the LTSSP and are included in the valuation of participants' accounts. Dividends paid on the shares purchased with the proceeds of the loans, on shares purchased with company dividend replacement contributions, and on shares attributable to company contributions which were acquired prior to August 5, 1989, in the ESOP, PAYSOP and LTSSP are used to repay the LTSSP loans. Shares acquired with the two loans, in an amount equal to the value of dividends on Phillips Stock included in participants' accounts and retained by the LTSSP for loan repayment, are allocated to and included in the valuation of participant accounts.
           Under certain circumstances, participants have the right to make withdrawals or receive distributions from the LTSSP in shares of Phillips Stock and in cash representing the value of any fractional shares.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
           Holding Company or Control Person

           Not applicable.


Item 8     Identification and Classification of Members of the Group

           Not applicable.


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Item 9     Notice of Dissolution of Group

           Not applicable.


Item 10    Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                       LONG-TERM STOCK SAVINGS PLAN OF
                                         PHILLIPS PETROLEUM COMPANY



                                    By      /s/ Rand C. Berney
                                       -------------------------------
                                                Rand C. Berney
                                       Member, Long-Term Stock Savings
                                               Plan Committee
February 13, 2002











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